NTELOS Holdings Corp.

401 Spring Lane

Suite 300

P.O. Box 1990

Waynesboro, Virginia 22980

May 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel

Assistant Director, Division of Corporation Finance

Re:	NTELOS Holdings Corp.

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement

Filed April 15, 2010

File No. 0-51798

Dear Mr. Spirgel:

As Executive Vice President and Chief Financial Officer of NTELOS Holdings Corp., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated May 13, 2010 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us” and “our” refer to NTELOS Holdings Corp.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment. The Company confirms that it will comply with all other comments in future filings to the extent set forth below. In order to explain to the Staff how the Company intends to comply in future filings, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent proposed prospective additions or modifications to the current disclosures in the Company’s filings to comply with the Staff’s request for the Company’s future filings.

Form 10-K filed February 26, 2010

Item 1. Business

Wireline Business, Overview, page 9

1.	Please tell us how you accounted for your fiber swap agreement. Refer to your basis in the accounting literature.

Response:

We accounted for the transaction as a nonmonetary exchange of productive assets given that the exchange was for similar productive assets that were the same in general type, perform the same function and are employed in the same type of business. For valuation purposes, we determined that the market approach was the most appropriate for determining the value of the assets received. The total fair market value of these assets was $0.4 million.

Overview, page 42

Goodwill and Indefinite-lived Intangibles, page 63

Property, Plant and Equipment and Other Long-lived Assets, page 78

2.	Per your disclosure on page 42, “the magnitude of the impact from the economy and competition may be greater than we anticipate” and could trigger a revaluation which could result in an impairment charge. In this regard, we note that goodwill represents 11.5% or more of your assets as of December 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test.

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

•	Amount of goodwill allocated to the unit

•	Description of the methodology used to determine fair value

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Response:

None of our reporting units with goodwill is at risk of failing step one of the goodwill impairment testing. The fair value of each of the reporting units exceeds its carrying value by well over 40%. Therefore, we propose to change our disclosure related to long-lived asset recovery in critical accounting policies on a prospective basis as follows:

Long-lived assets include property, plant and equipment, radio spectrum licenses, long-term deferred charges, goodwill and intangible assets to be held and used. Long-lived assets, excluding intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to the subsequent measurement guidance described in FASB ASC 360-10-35. Impairment is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the carrying value exceeds the estimated undiscounted cash flows, the excess of carrying value over the estimated fair value is recorded as an impairment charge.

A two-step process is used to test for goodwill impairment. Step one requires a determination of the fair value of each of the reporting units and, to the extent that this fair value of the reporting unit exceeds its carrying value (including goodwill), the step two calculation of implied fair value of goodwill is not required and no impairment loss is recognized. Our annual testing is performed as of October 1st of each year. Based on the results of our testing on October 1, 20XX, none of our reporting units with goodwill were at risk of failing step one of the goodwill impairment testing.

Additionally, we will increase disclosure in the applicable sections of the MD&A and in the significant accounting policies footnote for consistency. We will also provide in future filings the requested information for each reporting unit with material goodwill if such unit is at risk of failing step one of the goodwill impairment test.

3.	We note that radio spectrum licenses and franchise rights collectively accounted for 16.8% of total assets as of December 31, 2009. We note that revenues, operating income, and segment income have slowed or have been trending downwards in recent quarters due to the negative impact of the current economic environment, competition, and market saturation. In light of the significance of your radio spectrum licenses’ and franchise rights aggregate balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of licenses and rights. For each unit of accounting (with a material license and/or rights balance) that faces impairment risk, please disclose:

•	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•

Describe the nature of the valuation techniques you employed in performing the impairment test. If you used a discounted cash flow methodology, addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

•	The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with your proposed disclosure in response to this comment.

Response:

The value of our radio spectrum licenses and franchise rights was originally established in 2005 pursuant to the purchase accounting allocation of value performed as of May 2, 2005, the date that the Company acquired a controlling interest in NTELOS Inc. Although the revenue, operating income and segment income have slowed or trended downward in recent quarters, the underlying cash flows remain robust and greater than those contemplated in the original valuation work.

While all intangible assets face some level of impairment risk, we do not believe that the risk related to impairment of these assets is imminent absent unanticipated future developments which we do not believe are currently predictable. However, we will provide in future filings more disclosure regarding the results of the impairment testing and the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect should the testing results indicate foreseeable impairment risk.

Regarding your question related to valuation techniques and your request for comprehensive disclosure in our critical accounting policies regarding our impairment testing policy, the following summarizes additional disclosures to be included in future filings:

The franchise rights intangible asset has a carrying value of $32 million. The franchise value in the ILEC reporting unit largely reflects the value associated with revenues generated from its customers and future customers based on being the incumbent local exchange carrier and tandem access provider in these rural markets. The fair value of this asset was derived from a calculated revenue projection related to the franchise. Therefore, as we considered this asset for impairment, we utilize a discounted cash flow model. While revenues related to the ILEC reporting unit have declined slightly in the last few years, the revenues and the cash flow generated from this reporting unit remain strong and greater than those contemplated in the original valuation performed as of May 2, 2005, the date that the Company acquired a controlling interest in NTELOS Inc. Based on our discounted cash flow analysis for this reporting unit, the fair value of the reporting unit is more than 60% above the carrying value and therefore we believe that the fair value of the franchise rights, which is the primary driver of these revenues and cash flows, substantially exceeds the carrying value. This was further corroborated by an EBITDA multiple valuation approach.

The radio spectrum licenses relate primarily to PCS licenses in service (87% of the total with the remaining 13% (approximately 1.7% of total assets) comprised of licenses not in service). In assessing the fair value of these and our other radio spectrum licenses not in service, we have relied on the market transaction approach. We place the highest reliance on transactions in markets with the greatest demographic and population similarities to our markets and generally assess the value on a per megahertz per population count basis. In some cases, there is limited transaction activity in a particular year or the value specifically assigned to comparable assets within a reported market transaction may not be completely transparent. Based on our analysis, we believe that the fair value of PCS spectrum licenses and our other radio spectrum licenses not in service exceed their respective carrying value. Additionally, we believe PCS spectrum in particular continues to increase in value over time due to the finite aggregate amount of spectrum capacity that is available for providers of wireless services and the continued strong demand by consumers for wireless applications that require additional spectrum capacity.

Consolidated Statements of Cash Flows, page 72

4.	Please reconcile your operating cash flows to net income under ASC 230-10-45-28.

Response:

We began our cash flows from operating activities with net income attributable to NTELOS Holdings Corp. and included noncontrolling interest as an adjustment to reconcile net income to net cash provided by operating activities. We believe that this disclosure was as appropriate as starting with net income in which case we would not have had a separate line for noncontrolling interest. However, we understand that ASC 230-10-45-28 indicates that the reconciliation begin with net income and propose to make this change on a prospective basis.

Operating Leases, page 81

5.	We note your disclosure that the minimum lease term for most leases includes the initial non-cancelable term plus at least one renewal period . . . or renewal option periods that are reasonably assured. Tell us how your lease term complies with the requirement in ASC 840-20-20 and how you determined that the renewal option periods are reasonably assured.

Response:

As noted in the operating lease section of the significant accounting policies footnote on page 81, certain of our operating leases contain renewal options. Primarily, these are cell tower leases. A majority of these leases are for 5 years with multiple 5-year renewal options. For these operating leases, we have concluded that the minimum lease term properly includes one renewal period as the exercise of a 5-year renewal option is reasonably assured. We believe that item “b” under lease term in ASC 840-20-20 causes the 5-year renewal option period to be appropriately included. Item “b” indicates to include “all periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured due to imposition.” We believe that a penalty for failure to renew for an initial renewal term exists in the case of cell tower leases based on the following definition of “penalty”:

“Surrender or transfer an asset or rights to an asset or otherwise forego an economic benefit, or suffer an economic detriment. Factors to consider in determining whether an economic detriment may be incurred include, but are not limited to, all of the following:

1. The uniqueness of purpose or location of the property;

2. The availability of a comparable replacement property;

3. The relative importance or significance of the property to the continuation of the lessee’s line of business or service to its customers;

4. The existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing use of the leased property;

5. Adverse tax consequences;

6. The ability or willingness of the lessee to bear the cost associated with relocation or replacement of the leased property at market rental rates or to tolerate other parties using the leased property.”

Cell tower locations are engineered in clusters as the relative positioning of each is important to the quality of the overall service in a service area. Therefore, it is very difficult to relocate one site within a cluster and the cost of such relocations goes well beyond the cost of the site being relocated. Additionally, there is a significant cost incurred with the civil engineering work and zoning and other regulatory matters. Finally, making such reengineering changes can have a negative impact on service quality which can significantly impact customer churn and, ultimately, wireless revenue. Accordingly, we have concluded that terminating a cell tower lease at the end of its initial term would result in a significant economic penalty. Instead, we include renewal periods for a total lease term of approximately 10 years. Beyond 10 years, we do not believe we can reasonably predict the impact of potential technological changes which could impact network engineering, configuration and overall economic life of the underlying assets.

Note 11 – Pension Plan and Other Postretirement, page 93

6.	Please expand your disclosures to address significant concentrations of risk within plan assets or tell us why such disclosures are not required. In particular, please provide:

•	A further breakdown of the bonds and debt securities held by type of issuer (national, state and local governments as well as corporations).

•	The extent to which adjustments were made to return-on-assets assumptions based on historical returns and how those adjustments were determined.

•	The level within the fair value hierarchy in which the fair value measurements in their entirety fall.

Refer to ASC Topic 715-20-50-1(d)(5)(ii)-(iv).

Response:

As noted in our pension plans and other postretirement benefits footnote, “it is the Company’s policy to invest pension plan assets in a diversified portfolio consisting of an array of asset classes. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets are primarily invested in investment funds that invest in a broad mix of publicly traded equities, bonds, and cash equivalents...” Accordingly, we do not believe that we have a significant concentration of risk within plan assets and thus do not believe that additional disclosure is required. We would propose to add a statement in future filings that no concentration of risk within plan assets exists, provided that continues to be the case, or expand our disclosure of credit risk should it be appropriate to do so.

For the Staff’s information with respect to the question regarding the bonds and debt securities, as noted in the table at the bottom of page 95, this accounts for 21% of our total asset portfolio at December 31, 2009. It is comprised of the following funds:

Dodge & Cox Income Fund	$3,913,455	8.5%
Loomis Sayles Bond Fund Retail	2,960,142	6.3%
Neuberger Berman Strategic Income Fund	2,844,797	6.2%
Total	$9,664,394	21.0%

The maximum holding of any one asset within these funds is under 3% of that fund and thus well under 1% of the total portfolio.

For the Staff’s information with respect to the question related to the return-on-assets assumption, we review this every year with the investment manager and consideration is given to the asset composition and future outlook. The cumulative average return from 1995 to 2007 was 8.5%, exactly matching the return assumption used for 2009. In 2008, the market suffered its worst performance since 1937 and our pension assets lost over 40% of their value. With that in mind, we believed that the asset values were at or near an unprecedented low and, given the decline, future returns would contain a recovery element in addition to normal returns. This was demonstrated by the return in 2009 of almost 30%. Given these factors, we believe that the asset return assumption for 2009 of 8.5% remained appropriate given that this is a forward looking rate and considering input from our third party pension plan asset managers, including asset class return expectations and long-term inflation assumptions and considering our specific historical experience. This is consistent with what we disclosed in our footnote disclosure.

For the Staff’s information with respect to the question on fair value hierarchy, we disclosed in our footnote the following:

“…fair value is based on quoted market prices (‘level 1’ input).”

Definitive Proxy filed April 15, 2010

Board Leadership Structure and Role in Risk Oversight, page 12

7.	We note your disclosure in response to Item 402(s) of Regulation S-K. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies are not reasonably likely to have a material adverse effect on the company.

Response:

In the Company’s 2010 Proxy Statement, the Company stated, “In 2009, the Compensation Committee also considered our incentive compensation plans for executive officers and other employees and does not believe they pose material risks to us.” The following describes the process undertaken by the Compensation Committee to reach this conclusion.

At meetings held in 2009 the Compensation Committee considered and approved the Company’s 2009 Team Incentive Plan and began its consideration of the Company’s 2010 Team Incentive Plan. As approved by the Committee for these years (as well as prior years), the Team Incentive Plans have had revenue and Adjusted EBITDA as the performance metrics. The Committee believes these metrics do not pose material risk to the Company or its stockholders and, in fact, align the interests of the Company’s officers and employees with the Company’s stockholders because these are the NTELOS performance metrics most monitored by the investment community. Additionally, for the 2010 Team Incentive Plan, the Committee has added a specific individual performance objective which can be used by the Committee to reduce or increase the bonus payout after taking into account the quality of the individual’s performance during the year.

The Compensation Committee also believes the completion of major capital projects provided for in the business plan is important to stockholders and long-term growth of the Company. Accordingly, for the last several years the Committee has conditioned any payout under the short-term bonus plan on the Company’s achievement of these projects.

In addition to considering the Company’s Team Incentive Plans for all employees, in 2009 the Compensation Committee also received a presentation on the design of the Company’s sales incentive programs for its sales employees. Following this presentation, the Committee determined that these programs, like the Company’s Team Incentive Plan, do not encourage behavior that would not be in the Company’s long-term interest. The Committee also asked management to inform the Committee in the future about any proposed material changes to the sales incentive programs.

As reported in the Proxy Statement in 2009, the Compensation Committee and the Board of Directors also approved a Compensation Recoupment Policy that, if triggered, authorizes the Committee to seek recoupment of performance-based compensation.

With respect to the Company’s long-term incentive plans, the Compensation Committee has approved vesting requirements to incentivize long-term performance. The Committee also has approved stock ownership guidelines for executive officers and officers.

Long-Term Incentive Compensation, page 32

8.	We note that the compensation committee utilized peer data and “other qualitative factors related to length of service and performance” in determining the long-term incentive amount awarded to each named executive officer. We also note that the amounts awarded varied from 52% to 99% of the target award contemplated by the peer group data. Discuss how the compensation committee’s consideration of these factors resulted in the amount of options and restricted stock granted to each officer. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Compensation Committee’s consideration of “other qualitative factors related to length of service and performance” impacted the amount of options and restricted stock granted to each executive officer in 2009. After reviewing peer group data, the Committee then applied these factors in determining these amounts.

Specifically, with respect to Mr. Moneymaker, the Committee took into account both the broad scope of his financial and strategic responsibilities as Chief Financial Officer as well as his experience of more than 10 years in this position.

With respect to Mr. Guido, the Committee took into account his scope of responsibilities as President of the Company’s largest operating segment—its wireless operations, but also took into account his having only been head of these operations since January 1, 2009.

With respect to Ms. McDermott, the Committee considered her experience of more than eight years as the Company’s Senior Vice President for legal and regulatory affairs addressing a complex set of wireless and wireline legal and regulatory matters, but also took into account the totality of her responsibilities compared to the general counsel position for which peer group data is available.

With respect to Mr. Berry, the Committee considered his scope of responsibilities as President of the Company’s wireline operations, but also took into account his being new in this position and that these operations are smaller in scope than some of the peer group companies.

With respect to Mr. Quarforth, as reported in the Proxy Statement, the Committee took into account the possibility that he might retire in a year upon reaching retirement age under the Company’s benefit plans.

In future filings, to the extent the amounts of the awards compared to peer group target data vary significantly, we will expand our disclosure of the compensation committee’s consideration of the factors resulting in these variations.

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (540) 946-3531 or to Ken Boward, Controller, at (540) 946-3515.

Sincerely,

/s/ Michael B. Moneymaker
Michael B. Moneymaker
Executive Vice President and Chief Financial Officer

cc:	Kathryn Jacobson

Dean Suehiro

Jessica Plowgian

Kathleen Krebs

Ken Boward

David Carter